Exhibit (a)(5)(B)

March 18, 2009 /PR NEWSWIRE

JLL Partners Announces Receipt of Approval from German Competition
Authorities for PharmaNet Tender Offer and Merger

NEW YORK -- JLL Partners (“JLL”), a leading private equity investment firm, announced today that its affiliates have received approval from the German Federal Cartel Office (the “FCO”) to complete the previously announced tender offer for all of the outstanding shares of common stock of PharmaNet Development Group, Inc. (NASDAQ:PDGI) (“PharmaNet”).  The tender offer was commenced by JLL PharmaNet Holdings, LLC (“Parent”), through its wholly-owned subsidiary, PDGI Acquisition Corp. (“Purchaser”), which is an affiliate of JLL and JLL Partners Fund VI, L.P., one of the investment funds managed by JLL (the “Sponsor”).  The FCO also approved the completion of the merger of Purchaser and PharmaNet that will occur after the completion of the tender offer.

As previously announced, the tender offer was extended to allow JLL time to obtain the FCO approval and is now scheduled to expire on March 19, 2009 at 12:00 midnight, New York City time.  Upon the successful closing of the tender offer, which remains subject to the satisfaction of customary closing conditions, stockholders of PharmaNet will receive $5.00 in cash net for each share of PharmaNet common stock tendered in the tender offer, without interest and less any required withholding taxes.  Following the acceptance for payment of shares in the tender offer and completion of the merger of Purchaser and PharmaNet pursuant to the merger agreement among the parties, PharmaNet will become a wholly owned subsidiary of Parent.  Upon expiration of the tender offer, JLL expects all validly tendered shares to be accepted for payment and the merger to close shortly thereafter.

About JLL Partners

Parent is an affiliate of the Sponsor, a private equity investment fund managed by JLL. Each of Parent and Purchaser were formed for the purpose of entering into a business combination transaction with PharmaNet, and have not carried on any business activities other than in connection with the tender offer and merger.

Founded in 1988, JLL is a leading private equity investment firm with approximately $4.0 billion of capital under management that has invested in a variety of industries, with special focus on healthcare and medical services, financial services and building products. JLL makes equity investments in middle market companies with the objective of extricating good companies from complicated situations or building strong companies in partnership with exceptional managers. Further information related to JLL can be found on its website, www.jllpartners.com.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Parent, Purchaser and the Sponsor with the SEC on February 12, 2009. In addition, on February 12, 2009, PharmaNet filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to either Innisfree M&A Incorporated, the information agent for the tender offer at (888) 750-5834 (toll free), or to Jefferies & Company, Inc., the Dealer Manager for the tender offer at (888) 323-3302 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.